RATIO OF EARNINGS TO FIXED CHARGES

Praxair, Inc. and Subsidiaries
Exhibit 12.01

(Dollar amounts in millions)	Nine Months Ended September 30,	Years Ended December 31,
	2004	2003	2002	2001	2000	1999

Pre-tax income from continuing operations before
adjustment for minority interests in consolidated
subsidiaries or income or loss from equity
investees	$699	$771	$717	$576	$483	$627
Capitalized interest	(6)	(9)	(9)	(17)	(24)	(30)
Depreciation of capitalized interest	10	12	12	11	10	9
Dividends from less than 50%-owned
companies carried at equity	9	19	9	5	3	1
Adjusted pre-tax income from continuing
operations before adjustment for minority
interests in consolidated subsidiaries or income
or loss from equity investees	$712	$793	$729	$575	$472	$607

Fixed charges:
Interest on long-term and short-term debt	$115	$151	$206	$224	$224	$204
Capitalized interest	6	9	9	17	24	30
Rental expenses representative
of an interest factor	22	31	32	37	34	32
Preferred stock dividend requirements of
consolidated subsidiaries	-	-	1	2	4	8
Total fixed charges	143	191	248	280	286	274
Less: preferred stock dividend requirements of
consolidated subsidiaries	-	-	(1)	(2)	(4)	(8)
Total fixed charges less preferred stock dividends	$143	$191	$247	$278	$282	$266

Pre-tax income from continuing operations before
adjustment for minority interests in consolidated
subsidiaries or income or loss from equity
investees plus fixed charges and preferred stock
dividend requirements of consolidated
subsidiaries	$855	$984	$977	$855	$758	$881
Less: preferred stock dividend requirements of
consolidated subsidiaries	-	-	(1)	(2)	(4)	(8)
	$855	$984	$976	$853	$754	$873

RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS	6.0	5.2	3.9	3.1	2.6	3.2

RATIO OF EARNINGS TO FIXED CHARGES	6.0	5.2	3.9	3.1	2.7	3.3